T. Rowe Price
Renaissance
Fund, Ltd.

A
Sales-Commission-Free
Real Estate Investment

For information on your
Renaissance Fund account, call:
1-800-962-8300 toll free

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Quarterly Report
For The Period Ended
June 30, 1997

FELLOW STOCKHOLDER:

By now you should have received materials requesting your consent to sell T. Rowe Price Renaissance Fund's interests in its remaining four properties to Glenborough Realty Trust Incorporated for $27,150,000, and also to complete the liquidation of the Fund. Two-thirds of the Fund's outstanding units must be voted in favor of the proposal for the transaction to proceed.
      As mentioned previously, the Fund has held the properties for the approximate period anticipated when the Fund was organized, and current market conditions appear favorable for a sale. The Fund expects to benefit substantially by selling all of the properties in bulk instead of individually. In particular, the costs of selling each property individually-including sales commissions and other closing-related costs-could be materially higher. Our experience indicates that there could be more negative price adjustments as a result of each buyer's due diligence activities. Also considered was the advantage of stockholders receiving their sales proceeds immediately rather than having them spread over the next several years.
      The price offered by Glenborough should allow the Fund to liquidate its investment for an amount that exceeds the most recent adjusted estimated aggregate value.
      Under the heading "THE TRANSACTION-Recommendations of the Board of Directors" in the proxy materials you received, we discussed in detail the advantages and disadvantages of the Glenborough transaction. After carefully weighing the facts and circumstances associated with this transaction against alternative courses of action, we concluded that the bulk sale to Glenborough and subsequent liquidation of the Fund is an outstanding opportunity to maximize value for investors. Therefore, we recommend that you consent to the proposed transaction by voting now and returning the proxy card in the postage-paid envelope, if you have not already done so. Your participation is extremely important, and your response to the solicitation will save your Fund the substantial costs associated with a follow-up mailing. If you have not received your materials, or if you need an additional proxy card, please call one of our real estate representatives at 1-800-962-8300. Real Estate Investments (Dollars in Thousands)
______________________________________________________________

                                         Average          Contri-
                              Leased      Leased         bution to
                              Status      Status        Net Income
                             _________    _______         _______
                                           Six              Six
                  Gross                   Months          Months
Properties      Leasable                   Ended           Ended
Held for          Area       June 30,    June 30,        June 30,
Sale            (Sq. Ft.)     1997     1996   1997    1996     1997
_______         ________      _____     ___    ___     ___      ___

Valley
   Business
   Center          202,500     96%      97%     94%  $  113  $  193

Post Oak
   Place            56,400     82       75      79       23       76

Gatehall I         113,600     87       73      82       (8)      95

Buschwood
   III              76,900    100      100     100       30      306
                  ________   ____     ____    ____    _____    _____

                   449,400     93       89      90      158      670

Property
   Sold                  -      -        -       -      282        -

Fund Expenses
   Less Interest
   Income                -      -        -       -      (61)     (74)
                  ________   ____     ____    ____    _____    _____

Total              449,400     93%      89%     90%  $  379  $   596

Dividend

Pending the completion of the sale to Glenborough, the Fund has suspended cash dividends. Assuming the properties are sold during the next few months, the Fund plans to pay liquidating dividends, which we expect to be substantially above the Fund's most recent estimated value based on the negotiated sale price and other information currently available.

Results of Operations

The Fund's net income for the first six months of 1997 was $596,000, an increase of $217,000 from the same period in 1996. Of the increase, $150,000 was attributed to a decrease in depreciation expense as a result of stopping the depreciation of Fund properties now Held for Sale. Lower interest expense at Buschwood III also contributed to the improved performance; the outstanding loan at this property was fully paid off in February. These positive factors more than offset the absence of income from Buckley Square, which was sold in November 1996.
   At the property level, the Fund's average leased status rose one percentage point to 90% from the comparable six-month period in 1996. New and renewal leases totaling 3% of the Fund's total square footage were signed during the second quarter of this year.
   The decline in the Fund's cash position compared with the same 1996 period resulted primarily from a $900,000 pay-down of the Fund's outstanding debt at Valley Business Center.

Outlook

As the real estate market has been improving in recent years, we have taken advantage of the opportunity to capture higher prices for portfolio properties. We believe it is in the best interests of investors to liquidate the Fund's portfolio while real estate values continue to strengthen, since the Fund is nearing the end of its planned lifespan. In the normal course of events as the real estate cycle runs its course, rising property prices usually lead to an increased supply of new properties, which could lead to softer prices sometime later.
   No one can forecast exactly when the real estate market will peak, but we believe current market conditions favor a sale of Fund properties because of the benign interest rate environment, increased availability of investor capital, and the improvement of some markets in which the Fund owns properties.
   Once again we urge you to read the proxy materials and return the card as quickly as possible so that we can proceed with the orderly liquidation of your investment.
   Thank you for your cooperation.

   Sincerely,

   James S. Riepe
   Chairman

August 7, 1997

CONDENSED CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands except share data)


                                            June 30,     December 31,
                                              1997             1996
                                           ___________     ____________

Assets

Real Estate Property
   Investments
      Land. . . . . . . . . . . . . . .                  $      5,438
   Buildings and Improvements
                                                               16,245
                                                             ________

                                                               21,683

   Less: Accumulated Depreciation
      and Amortization. . . . . . . . .                        (1,866)
                                                             ________

                                                               19,817

   Held for Sale. . . . . . . . . . . .   $     20,488              -
                                              ________       ________

                                                20,488         19,817

Cash and Cash Equivalents . . . . . . .            553          2,738

Accounts Receivable (less
   allowances of $13
   and $10) . . . . . . . . . . . . . .            118            277
Other Assets. . . . . . . . . . . . . .             30            148
                                              ________       ________

                                          $     21,189   $     22,980
                                              ________       ________
                                              ________       ________

Liabilities and Stockholders' Equity

Liabilities
   Mortgage Loans Payable . . . . . . .   $      2,562   $      4,106
   Security Deposits and
      Prepaid Rents . . . . . . . . . .            225            268
   Accrued Real Estate
      Taxes . . . . . . . . . . . . . .            141            175
   Accounts Payable and Other
      Accrued Expenses. . . . . . . . .            199            346
   Dividends Declared . . . . . . . . .              -          1,514
                                              ________       ________

Total Liabilities . . . . . . . . . . .          3,127          6,409
                                              ________       ________

Stockholders' Equity
   Common Stock, $.001 Par
      Value, Authorized
      5,500,000 Shares; Issued
      and Outstanding 1,600,062
      and 1,529,446 Shares. . . . . . .              1              1
   Additional Paid-In
      Capital . . . . . . . . . . . . .         19,421         18,526
   Dividends in Excess of
      Net Income. . . . . . . . . . . .         (1,360)        (1,956)
                                              ________       ________

Total Stockholders' Equity. . . . . . .         18,062         16,571
                                              ________       ________

                                          $     21,189   $     22,980
                                              ________       ________
                                              ________       ________

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-share amounts)



                              Three Months                Six Months
                                  Ended                      Ended
                                June 30,                   June 30,
                           1997          1996         1997        1996
                           ____          ____         ____        ____

Revenues

Rental
   Income . . . . .    $    1,113  $      1,307 $     2,158 $     2,611
Interest
   Income . . . . .            11            18          43          44
                         ________      ________    ________    ________

                            1,124         1,325       2,201       2,655
                         ________      ________    ________    ________

Expenses

Property Operating
   Expenses . . . .           456           498         751       1,017
Real Estate
   Taxes. . . . . .           155            49         260         241
Depreciation and
   Amortiz-
   ation. . . . . .             -           184         198         348
Investment Advisory
   Fees . . . . . .            44            70         101         140
Fund Management
   Expenses . . . .            66            66         117         103
Interest Expense               91           190         178         389
Minority
   Interest . . . .             -            18           -          38
                         ________      ________    ________    ________

                              812         1,075       1,605       2,276
                         ________      ________    ________    ________

Net Income. . . . .    $      312  $        250 $       596 $       379
                         ________      ________    ________    ________
                         ________      ________    ________    ________
Activity per Share
Net Income. . . . .    $     0.19  $       0.16 $      0.37 $      0.25
                         ________      ________    ________    ________
                         ________      ________    ________    ________

Dividends
   Declared . . . .             -  $       0.15           - $      0.30
                         ________      ________    ________    ________
                         ________      ________    ________    ________

Weighted Average
   Number of
   Shares
   Out-
   standing . . . .     1,605,197     1,525,114   1,595,720   1,525,087
                         ________      ________    ________    ________
                         ________      ________    ________    ________

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Unaudited
(In thousands except share data)


                                                    Dividends
                                       Additional   in Excess
                        Common Stock     Paid-In     of Net
                       Shares   Amount   Capital     Income     Total
                       ______    _____   ______      _______    _____
Balance,
   December 31,
   1996 . . . . . . .  1,529,446 $    1  $  18,526 $   (1,956)$  16,571
Net Income. . . . . .          -      -          -        596       596
Dividend
   Reinvest-
   ments. . . . . . .     83,489      -      1,039          -     1,039
Share Repur-
   chases . . . . . .    (12,873)     -       (144)         -      (144)
                        ________   ____    _______    _______   _______

Balance, June
   30, 1997 . . . . .  1,600,062 $    1  $  19,421 $   (1,360)$  18,062
                        ________   ____    _______    _______   _______
                        ________   ____    _______    _______   _______

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)

                                                     Six Months Ended
                                                       June 30,
                                                 1997          1996
                                               _________      _________

Cash Flows from Operating
     Activities

Net Income. . . . . . . . . . . . . . . .    $       596    $     379
Adjustments to Reconcile Net
     Income to Net Cash
        Provided by Operating
           Activities
              Depreciation and
                 Amortization . . . . . .            198          348
              Minority Interest's
                 Share of Net
                 Income . . . . . . . . .              -           38
              Decrease in Accounts
                 Receivable, Net of
                 Allowances . . . . . . .            159           43
              Change in Other
                 Assets . . . . . . . . .             38          (39)
              Decrease in Security
                 Deposits and Prepaid
                 Rents. . . . . . . . . .            (43)         (53)
              Decrease in Accrued Real
                 Estate Taxes . . . . . .            (34)         (92)
              Change in Accounts Payable
                 and Other Accrued
                 Expenses . . . . . . . .           (147)          47
                                                ________     ________
Net Cash Provided by
     Operating Activities . . . . . . . .            767          671
                                                ________     ________

Cash Flows Used in Investing
     Activities
Investments in Real Estate. . . . . . . .           (789)        (501)
                                                ________     ________

Cash Flows from Financing Activities

Dividends Paid. . . . . . . . . . . . . .         (1,514)        (305)
Reinvestments in Shares . . . . . . . . .          1,039          211
Repurchases of Shares . . . . . . . . . .           (144)        (212)
Minority Interest Distribution. . . . . .              -          (34)
Repayment of Mortgage Loan. . . . . . . .         (1,544)        (246)
                                                ________     ________

Net Cash Used in Financing
     Activities . . . . . . . . . . . . .         (2,163)        (586)
                                                ________     ________
Cash and Cash Equivalents

Net Decrease during Period. . . . . . . .         (2,185)        (416)
At Beginning of Year. . . . . . . . . . .          2,738        1,608
                                                ________     ________

At End of Period. . . . . . . . . . . . .    $       553    $   1,192
                                                ________     ________
                                                ________     ________

See the accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
     The unaudited interim financial information contained in the accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the 1996 Annual Report to Stockholders.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

Pursuant to contracts, the Fund pays advisory fees to T. Rowe Price Real Estate Group, Inc. (the "Investment Manager"), an affiliate of the Fund's Sponsor, and LaSalle Advisors Limited Partnership (the "Investment Advisor"). The Investment Manager provides communications, cash management, administrative, and other related services to the Fund for an advisory fee of .45% per year of the fair market value, as defined, of the Fund's assets and earned $48,000 for the first six months of 1997.
The Investment Advisor provides the Fund with real estate advisory, accounting, and other related services for an advisory fee of .50% per year of the fair market value, as defined, of the Fund's assets and earned $53,000 for the first six months of 1997. Recognition of these investment advisory fees is subject to limitations adopted by the Fund pursuant to guidelines promulgated by the North American Securities Administrators Association.
     An affiliate of the Investment Manager earned a normal and customary fee of $2,000 from the money market mutual funds in which the Fund made its interim cash investments during the first six months of 1997.
     The Fund also reimburses the Investment Manager and Investment Advisor for certain defined expenses incurred in operating and administering the affairs of the Fund. Expense reimbursements for the Investment Manager and Investment Advisor totaled $18,000 and $13,000, respectively, for the first six months of 1997.

NOTE 2 - PROPERTIES HELD FOR SALE

On April 11, 1997, the Fund entered into a contract with a buyer for the sale of all of its real estate property investments at a price of $27,150,000 before selling expenses.
The transaction is subject to the approval of the stockholders. If the transaction closes, the Fund will have sold all of its real estate properties and will begin liquidation.